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                                                                 EXHIBIT (a)(18)

                        HOCHTIEF COMPLETES TENDER OFFER
                           FOR THE TURNER CORPORATION

     ESSEN, GERMANY, September 20, 1999 -- HOCHTIEF AG today announced that it completed the cash tender offer, made through its indirect wholly owned subsidiary, Beta Acquisition Corp., for all the outstanding shares of Common Stock, including the associated rights, of The Turner Corporation (NYSE: TUR) and all the outstanding shares of Turner's Series C 8 1/2% Convertible Preference Stock and Series D 8 1/2% Convertible Preference Stock, at a price of $28.625 per share of Turner Common Stock, $4,770.8333 per share of Series C Preference Stock and $4,293.75 per share of Series D Preference Stock.

     As scheduled, the tender offer expired at midnight, New York City time, on Friday, September 17, 1999. Based on a preliminary count, 8,353,986 shares of Turner Common Stock, 9,000 shares of Turner's Series C Preference Stock and 6,000 shares of Turner's Series D Preference Stock were tendered. The shares tendered include 56,068 shares of Turner Common Stock tendered under Notices of Guaranteed Delivery. All shares validly tendered and not withdrawn were accepted for payment, representing approximately 91% of the outstanding shares of Turner Common Stock and 100% of the outstanding shares of each of Turner's Series C Preference Stock and Series D Preference Stock.

     Pursuant to the Merger Agreement with Turner, all outstanding shares of Turner Common Stock not purchased in the tender offer will be acquired in a second-step merger at a price of $28.625 per share, without interest. HOCHTIEF expects to consummate the second-step merger as soon as practicable.

     The acquisition is an important strategic move for HOCHTIEF. With its work completed valued at $6.7 billion last year, HOCHTIEF is Germany's largest construction firm. Roughly 48 percent of HOCHTIEF's business is done outside Germany. HOCHTIEF is increasingly involved not just in planning and building, but also in financing and operating complex infrastructure and other projects. As natural complements to its core business segment of building, HOCHTIEF is continuously expanding its range of services: Airport Management, Project Development, Software, Environmental Technology and Facility Management now feature more and more strongly in the framework of its business.

     Headquartered in New York City, The Turner Corporation, through Turner Construction Company and other construction subsidiaries, is one of the nations's leading general contractors, providing a complete range of construction and program management services to the building market. Special emphasis is placed on the commercial, retail, education, pharmaceutical, healthcare, sports and justice sectors.

     With more than sixty percent of Turner Corporation's business coming from repeat clients, Turner is recognized as an industry leader in providing quality service in diverse markets. The Company has a strong knowledge of the local markets in which it operates, providing excellent service to key areas that offer the greatest potential and highest return.

     Operating through 41 offices, Turner has construction projects underway throughout the United States and abroad. During 1998, The Turner Corporation completed in excess of $4.1 billion in construction.

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